Exhibit 99.1

Contact Information:

Antelope Enterprise Holdings Limited	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@aehltd.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

Antelope Enterprise Announces Second Half and Full Year 2021 Financial Results

Jinjiang, Fujian Province, China, April 29, 2022 – Antelope Enterprise Holdings Limited (NASDAQ Capital Market: AEHL) (“Antelope Enterprise” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, and which also engages in business management, information system consulting, and online social commerce and live streaming, today announced its financial results for the second half and fiscal year ended December 31, 2021.

Second Half 2021 Summary

◾	Revenue was RMB 166.2 million (US$ 25.8 million), a 16.0% increase from RMB 143.2 million (US$ 21.1 million) for the same period of 2020. The increase in revenue was due to the generation of RMB 63.6 million (US$ 9.9 million) in business management, information system consulting, and online social commerce and live streaming, new operating segments for the Company, which accounted for 38.3% of the Company’s total revenue for the six-month period.
◾	Gross profit was RMB 73.8 million (US$ 11.5 million) as compared to gross loss of RMB 26.9 million (US$ 4.0 million) for the same period of 2020.
◾	Operating results were affected by bad debt expense of RMB 75.7 million (US$ 11.8 million) for the second half of 2021, as compared to bad debt expense of RMB 48.5 million (US$ 7.2 million) for the same period of 2020.
◾	Net loss was RMB 19.3 million (US$ 3.0 million) for the second half of 2021, as compared to a net loss of RMB 81.6 million (US$ 12.0 million) for the same period of 2020.

Ms. Meishuang Huang, Chief Executive Officer of Antelope Enterprise, commented, “During fiscal year 2021, we continued to experience challenging market conditions for our ceramic tile business segment due to the slowdown of the real estate sector in China which was being impacted by the continued effects of the COVID-19 pandemic. To mitigate these challenging conditions, in 2021, we continued to execute our strategic plan to diversify our business and fuel our growth by incorporating several new technology sector subsidiaries.”

“These new subsidiaries are engaged in selected markets in China which we believe have strong growth potential. These include business management, information system consulting, and social media, online social commerce and live streaming in China. We are pleased that these new sectors contributed 38% of revenue to our financial performance for the second half of 2021 and 33% for the full year 2021, which shows that our strategic plan is on course.”

“Due to the challenging conditions for real estate and building materials in China, in November 2021 we entered into a five-year lease agreement to lease out the entire Hengdali facility with the same lessee that had been leasing out just a portion of the plant. This decision is consistent with our resolve to pivot towards technology growth sectors. However, we are secure in having ample unused production capacity for ceramic tiles at our Hengda facility for when the real estate market turns around.”

“We are committed to diversifying the Company into growth technology sectors and are encouraged by the strong contribution from our new technology subsidiaries to date. In particular, we believe that social media, online social commerce and live streaming in China will experience sustained growth in the years to come,” concluded Ms. Huang.

Six Months Results Ended December 31, 2021

Revenue for the six months ended December 31, 2021 was RMB 166.2 million (US$ 25.8 million), a 16.0% increase from RMB 143.2 million (US$ 21.1 million) for the same period of 2020. The increase in revenue was due to the generation of RMB 63.6 million (US$ 9.9 million) in business management, information system consulting, and online social commerce and live streaming operations revenue from Chengdu Future, Antelope Chengdu and Hainan Kylin Cloud Services, new operating businesses of the Company, which accounted for 38.3% of the Company’s total revenue in the current period. However, this contribution was partly offset by an RMB 40.6 million (US$ 6.3 million) decrease in ceramic tile sales. The decrease in ceramic tile sales was due to a 22.1% decrease in ceramic tile sales volume to 5.1 million square meters of ceramic tiles compared to 6.6 million square meters of ceramic tiles for the same period of 2020, and an 8.0% decrease in average selling price to RMB 20.1 (US$ 3.13) compared to RMB 21.8 (US$ 3.34) for the same period of 2020.

Gross profit for the six months ended December 31, 2021 was RMB 73.8 million (US$ 11.5 million), as compared to gross loss of RMB 26.9 million (US$ 4.0 million) for the same period of 2020. The gross profit margin was 44.4% as compared to a gross loss margin 18.8% for the same period of 2020. The increase in gross profit margin for the six months ending December 31, 2021 was due to RMB 0.9 million in gross profit contributed by the Company’s new subsidiaries that engage in business management, information system consulting, and online social commerce and live streaming operations, and a reversal of an inventory impairment provision of RMB 99.2 million as compared to a reversal of an inventory impairment provision of RMB 2.3 million for the same period of 2020. Without the reversal of the inventory impairment provisions, the gross loss margin for the current period was 15.3% as compared to a gross loss margin of 20.4% for the same period of 2020.

Other income for the six months ended December 31, 2021 was RMB 2.3 million (US$ 0.4 million), as compared to the RMB 12.2 million ($1.8 million) for the comparable period of 2020. Other income primarily consists of rental income that the Company received by leasing out one of its production lines from its Hengdali facility pursuant to an eight-year lease contract. In addition, we realized RMB 7.2 million (US$ 0.3 million) from our newly incorporated subsidiaries, Chengdu Future and Antelope Chengdu, which engage in computer consulting and software development, respectively, during the comparable period of 2020. Since these new businesses had just launched and their income was fairly modest, it was included in this reporting line item for the year-ago period.

Selling and distribution expenses for the six months ended December 31, 2021 were RMB 3.1 million (US$ 0.5 million), as compared to RMB 4.2 million (US$ 0.6 million) for the comparable period of 2020. The decrease in selling and distribution expenses was primarily due to a decrease in advertising expenses of RMB 0.7 million and a decrease in payroll expenses of RMB 0.4 million.

Administrative expenses for the six months ended December 31, 2021 were RMB 15.2 million (US$ 2.4 million), as compared to RMB 11.9 million (US$ 1.8 million) for the same period of 2020. The increase in administrative expenses was mainly due to an increase in consulting fees of RMB 1.3 million and an increase in professional fees of RMB 1.9 million.

Bad debt expense for the six months ended December 31, 2021 was RMB 75.7 million (US$ 11.8 million), as compared to bad debt expense of RMB 48.5 million (US$ 7.2 million) for the same period of 2020. We recognize a loss allowance for expected credit loss on our financial assets, primarily on trade receivables, which are subject to impairment under IFRS 9, Financial Instruments. We believe that we have undertaken appropriate measures to resolve our bad debt expense.  We will continue to review each of our customers for credit quality as well as assiduously test their accounts receivables balances in each upcoming fiscal period.

Other expenses for the six months ended December 31, 2021 were RMB 47,000 (US$ 7,000), as compared to RMB nil (US$ nil) for the same period of 2020. The increase in other expenses was mainly due to an exchange rate loss and an expense related to a non-refundable rent deposit attributable to our subsidiary Antelope Chengdu due to the early termination of a lease.

Net loss for the six months ended December 31, 2021 was RMB 19.3 million (US$ 3.0 million), as compared to a net loss of RMB 81.6 million (US$ 12.0 million) for the same period of 2020. The decrease in net loss was mainly due to an increase in gross profit, a decrease in bad debt expense and the substantial increase in the reversal of the inventory impairment provision in the current period as compared to the same period for 2020.

Loss per basic share and fully diluted share for the six months ended December 31, 2021 were RMB 3.75 (US$ 0.58), as compared to loss per basic and fully diluted share of RMB 24.85 (US$ 3.67) for the same period of 2020, with the latter figures retroactively presented for the 3:1 reverse stock split effective on September 3, 2020.

Full Year 2021 Financial Results

Revenue for the year ended December 31, 2021 was RMB 216.3 million (US$ 33.5 million), as compared to RMB 183.0 million (US$ 26.5 million) for the year ended December 31, 2020. Gross profit was RMB 67.3 million (US$ 10.4 million), as compared to gross loss of RMB 26.0 million (US$ 3.8 million) for the same period of 2020. The gross profit margin was 31.1%, as compared to a 14.2% gross loss margin for the same period of 2020. Other income was RMB 9.4 million (US$ 1.5 million), as compared to RMB 21.9 million (US$ 3.2 million) for the same period of 2020. Selling expenses were RMB 6.3 million (US$ 1.0 million), as compared to RMB 9.4 million (US$ 1.5 million) for the same period of 2020. Administrative expenses were RMB 32.4 million (US$ 5.0 million), as compared to RMB 26.6 million (US$ 3.9 million) for the same period of 2020. Bad debt expense was RMB 125.6 million (US$ 19.5 million), as compared to RMB 150.3 million (US$ 21.8 million) for the same period of 2020. Net loss for the year ended December 31, 2021 was RMB 90.0 million (US$ 14.0 million), as compared to a net loss of RMB 193.1 million (US$ 28.0 million) for the same period of 2020. Loss per share on a basic and fully diluted basis were RMB 17.24 (US$ 2.67) for the year ended December 31, 2021, as compared to basic and fully diluted loss per share of RMB 65.67 (US$ 9.51) for the same period of 2020.

Statements of Selected Financial Position Items for the Fiscal Year Ended 2021

◾	Cash and bank balances were RMB 27.9 million (US$ 4.4 million) as of December 31, 2021, compared with RMB 12.3 million (US$ 1.9 million) as of December 31, 2020.
◾	Inventory turnover was 183 days as of December 31, 2021, as compared to 190 days as of December 31, 2020. The decrease in inventory turnover days was primarily due to the cessation of production at our Hengdali facility during fiscal year 2021 due to our plan to primarily utilize current inventory in stock. We believe that the value of our current inventories is realizable.
◾	Trade receivables turnover of sales of ceramic tile products, net of value added tax, was 168 days as of December 31, 2021, as compared with 242 days as of December 31, 2020. The decrease in trade receivables turnover was primarily due to the increase in the general doubtful debt provision calculated according to the expected credit loss stipulations in IFRS 9. Trade receivables turnover of our business management, information system consulting, and online social commerce and live streaming operations was 11 days as of December 31, 2021.
◾	Trade payables turnover of sales of ceramic tile products, net of value added tax, was 20 days as of December 31, 2021 as compared with 22 days as of December 31, 2020. The average turnover days was within the normal credit period of one to four months granted by our suppliers. Trade payables turnover of our business management, information system consulting, and online social commerce and live streaming operations was 7 days as of December 31, 2021.

Liquidity and Capital Resources

Cash flow used in operating activities was RMB 4.4 million (US$ 0.7 million) for the six months ended December 31, 2021, as compared to RMB 1.6 million (US$ 0.2 million) in the same period of 2020. The increase of cash outflow was mainly due to an increase of cash outflow on other receivables and prepayments of RMB 19.7 million, a decrease in cash inflow in inventories of RMB 41.5 million, and a decrease in cash inflow on taxes payable of RMB 4.4 million and an increase in operating cash outflow before working capital changes of RMB 5.1 million, which was partly offset by a decrease in cash outflow of trade receivables of RMB 46.3 million, an increase in cash inflow of unearned revenue of RMB 15.8 million, a decrease in cash outflow in accrued liability and other payable of RMB 0.3 million, and an increase in cash inflow of trade payables of RMB 5.4 million.

Cash flow used in investing activities was RMB 1.15 million (US$ 0.2 million) for the six months ended December 31, 2021, as compared to cash flow used in investing activities of RMB 46,000 (US$ 7,000) for the same period of 2020. The increase in cash outflow during the six months ended December 31, 2021 was mainly due to the purchase of fixed assets of 1.1 million.

Cash flow used in financing activities was RMB 1.0 million (US$ 0.2 million) for the six months ended December 31, 2021, as compared to cash flow used in financing activities of RMB 71,000 (US$ 10,000) in the same period of 2020. For the six months ended December 31, 2021, we generated cash inflow from the issuance of share capital of RMB 0.4 million (US$ 61,000), proceeds resulting from warrants exercised of RMB 136,000 (US$ 21,000), and the payment of lease liabilities of RMB 0.5 million (US$ 75,000). For the six months ended December 31, 2020, we generated cash inflow from the issuance of share capital of RMB 8.0 million (US$1.2 million), which was partially offset by repayment a loan advance from related parties of RMB 7.6 million (US$ 1.1 million) and the payment of lease liabilities of RMB 0.2 million (US$ 35,000).

Plant Capacity and Capital Expenditures Update

We utilized plant capacity that produced 1.2 million square meters of ceramic tiles for the six months ended December 31, 2021, as compared to 1.5 million square meters of ceramic tiles for the same period of 2021, with all of the current period’s production attributable to our Hengda facility. Our reduced utilization during the current period was primarily attributable to the continued slowdown of the real estate industry in China which was still being impacted by the continued effects of the Covid-19 pandemic.

Effective November 1, 2021, we entered into a new lease agreement with the same lessee that had been leasing one of the production lines at the Hengdali facility that has the capacity to produce ten million square meters of annual production capacity. The new lease is for Hengdali in its entirety which includes building, plant and facilities, and which contains all of its machinery, equipment and production lines. The new lease has a term of five years, from November 1, 2021 through October 31, 2026, for an annual rent of RMB 18.0 million.

The leased Hengdali facility has an annual production capacity of 22.4 million square meters of ceramic tiles, a reduction from its annual production capacity of 27.7 million square meters of ceramic tiles, resulting from the Company having retired two old furnaces at Hengdali in fiscal 2021. For the current period, there was no production capacity utilized at Hengdali due to our having utilized current inventory in stock to fill customer orders as well as our having executed a new lease agreement for the entire facility including all of its production lines.

Therefore, the Company’s total annual production capacity is 22.8 million square meters of ceramic tiles which is solely attributable to its Hengda facility. We intend to bring unused production capacity at Hengda online as customer demand dictates and when there are signs of improvement in China’s real estate and construction sectors.

We review the level of capital expenditures throughout the year and make adjustments subject to market conditions. Although business conditions are subject to change, we anticipate a modest level of capital expenditures for 2022 other than those associated with minimal upgrades, small repairs and the maintenance of equipment.

Business Outlook

In terms of our ceramic tile business, for fiscal year 2021, the Company’s operating results continued to be impacted by the slowdown of China’s real estate sector due to the continued effects of the COVID-19 pandemic. After a rise in property prices month-over-month for the first six months of 2021, average new home prices in China's 70 major cities fell month-over-month for the second six months of 2021, and early 2022 data shows the weakest rise in new home prices since November 2015. Due to challenging market conditions, we enacted a plan to work ceramic tile products already in inventory through our sales channels although we continued to engage in marketing for our products for when the real estate market turns around.

In 2021, China's central government reined in real estate developers with stricter financial rules for property development resulting in a cooling of its property market. Consequently, investment in China's property sector resulted in 4.4% annual growth in 2021 down from 7.0% growth rate recorded in 2020. In addition, although the number of new construction projects was reasonably sound in the first half of 2021, it decreased 11.4% year-over-year by the end of the year due to constraints attributable to regulatory measures that affected property developers.

Looking forward, China’s central government indicated that it would invigorate the economy, as it has in the past, which would include helping to support China’s real estate sector. In early 2022, the People’s Bank of China cut its reserve requirement ratio which freed up more loan capital for home buyers. Due to weakened market demand, banks have lowered mortgage rates by an average of 20 to 60 basis points and some provinces have loosened some of their polices which include removing restrictions on home purchases for those without full local residency status. In addition, some banks in China have issued infrastructure bonds to fund their lending to property developers. Real estate continues to be a vital component of China’s economic growth as real estate and its related business activities is estimated to comprise 25% of China’s GDP.

We believe that the demand for our ceramic tile products will mostly come from Tier 3 and lower-tier cities as well as coastal cities over the next few years. However, we will also market our products to Tier 1 and Tier 2 cities as opportunities arise, and we will be increasing our efforts to secure customers in the larger Southeast Asia market.

In terms of our technology business development activities, during fiscal 2021, we continued to execute on our strategic plan to diversify our operations with new technology sector operations as we generated of RMB 71.5 million (US$ 11.1 million) in revenue from our new subsidiaries in business management, information system consulting which includes the sales of software use rights for digital data deposit platforms and asset management systems, and an online social media platform including live streaming and e-commence platform development and consulting. These new business segments accounted for 33.1% of the Company’s revenue in fiscal 2021 and enabled us to realize an 18.2% increase in total revenue for the year as compared to fiscal 2020.

The Social E-commerce Branch of the China Association for Trade in Services released the "2021 Social E-commerce Innovation and Development Report", indicating that the scale of China's social e-commerce market is expected to reach RMB 5.8 trillion by the end of 2021, a 45% year-over-year increase. We expect rapid growth to continue in the live e-commence and broadcast industry in China over the next few years, and we plan to gradually focus our business towards these sectors in the periods ahead.

This business outlook reflects the Company's current and preliminary views and is based on the information currently available to us, which are subject to change, and is subject to risks and uncertainties, as well as risks and uncertainties identified in the Company’s public filings.

Conference Call Information

We will host a conference call at 8:00 am ET on May 2, 2022. Listeners may access the call by dialing +1 (877) 275-8968 five to ten minutes prior to the scheduled conference call time. International callers should dial +1 (509) 844-0154. The conference participant pass code is 3697077. A replay of the conference call will be available for 14 days starting from 11:00 am ET on May 2, 2022. To access the replay, dial +1 (855) 859-2056. International callers should dial +1 (404) 537-3406. The pass code is 3697077 for the replay.

About Antelope Enterprise Holdings Limited

Antelope Enterprise Holdings Limited is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. Antelope Enterprise’s products, sold under the “Hengda” or “HD”, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. The Company also engages in business management, information system consulting, and online social commerce and live streaming in China. For more information, please visit http://www.aehltd.com.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”). Translations of amounts from RMB into United States dollars (“US$”) in this earnings release are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB 6.3726 for balance sheet accounts at the balance sheet date, US$1.00 = RMB 6.4508 for the P&L accounts for the year ended December 31, 2021, and US$1.00 = RMB 6.4316 for the P&L accounts for the six months ended December 31, 2021. The exchange rate refers to the historical rate as set forth in the H.10 statistical release published by www.federalreserve.gov on December 31, 2021. Such translations should not be construed as representations that RMB amounts could have been, or could be, converted realized or settled into US$ at that rate on December 31, 2021 or any other rate.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate, construction and technology sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional ceramic tile production capacity online going forward as our business improves, our ceramic tile customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points; and our ability to continue to grow our business management, information system consulting, and online social commerce and live streaming business. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2021 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

FINANCIAL TABLES

ANTELOPE ENTERPRISE HOLDINGS., LTD AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

			As of
			December 31,
	As of December 31, 2021		2020
	USD'000	RMB'000	RMB'000
ASSETS AND LIABILITIES
NONCURRENT ASSETS
Property and equipment, net	196	1,250	68
Right-of-use assets, net	6,950	44,288	58,458
Total noncurrent assets	7,146	45,538	58,526

CURRENT ASSETS
Inventories, net	4,957	31,589	52,201
Trade receivables, net	8,068	51,416	101,470
Other receivables and prepayments	3,261	20,781	845
VAT receivable	104	663	—
Cash and bank balances	4,375	27,880	12,344
Total current assets	20,765	132,329	166,860

CURRENT LIABILITIES
Trade payables	987	6,290	6,750
Unearned revenue	2,439	15,545	—
Accrued liabilities and other payables	3,512	22,381	22,846
Amounts owed to related parties	5,704	36,348	36,348
Lease liabilities	2,103	13,404	13,431
Taxes payable	160	1,018	1,934
Total current liabilities	14,905	94,986	81,309

NET CURRENT ASSETS	5,860	37,343	85,551

NONCURRENT LIABILITIES
Lease liabilities	5,229	33,325	46,728
Total noncurrent liabilities	5,229	33,325	46,728

NET ASSETS	7,776	49,556	97,349

EQUITY
Share capital	148	943	591
Reserves	7,833	49,919	96,758
Noncontrolling interest	(205)	(1,306)	—
Total stockholders' equity	7,776	49,556	97,349

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Six Months ended December 31,
	2021		2020
	USD'000	RMB'000	RMB'000
Net sales	25,835	166,163	143,202

Cost of goods sold	14,354	92,319	170,143

Gross profit (loss)	11,481	73,844	(26,941)

Other income	352	2,266	12,164
Selling and distribution expenses	(482)	(3,103)	(4,153)
Administrative expenses	(2,370)	(15,240)	(11,911)
Bad debt expense	(11,774)	(75,727)	(48,468)
Finance costs	(167)	(1,072)	(2,330)
Other expenses	(6)	(47)	—

Loss before taxation	(2,966)	(19,079)	(81,639)

Income tax (expense) credit	(33)	(210)	52

Net loss	(2,999)	(19,289)	(81,587)

Net loss attributable to:
Equity Holders of the Company	(2,796)	(17,983)	(81,587)
Non-controlling interest	(203)	(1,306)	—
Net loss	(2,999)	(19,289)	(81,587)

Loss per share
Basic (RMB)	(0.58)	(3.75)	(24.85)
Diluted (RMB)	(0.58)	(3.75)	(24.85)

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND ITS SUBSIDIARIES

SALES VOLUME AND AVERAGE SELLING PRICE

	Six months ended December 31,
	2021	2020
Sales volume (square meters)	5,115,731	6,568,295
Average Selling Price (in RMB/square meter)	20.05	21.80

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Years ended December 31,
	2021		2020
	USD'000	RMB'000	RMB'000
Net sales	33,526	216,270	182,989

Cost of goods sold	23,087	148,929	208,991

Gross profit (loss)	10,439	67,341	(26,002)

Other income	1,460	9,420	21,931
Selling and distribution expenses	(980)	(6,322)	(9,356)
Administrative expenses	(5,028)	(32,436)	(26,619)
Bad debt expense	(19,463)	(125,554)	(150,268)
Finance costs	(336)	(2,166)	(2,748)
Other expenses	(19)	(124)	—

Loss before taxation	(13,927)	(89,841)	(193,062)

Income tax expense	(34)	(217)	(33)

Net loss	(13,961)	(90,058)	(193,095)

Net loss attributable to :
Equity holders of the Company	(13,759)	(88,752)	(193,095)
Non-controlling interest	(202)	(1,306)	—
Net loss	(13,961)	(90,058)	(193,095)

Other comprehensive loss
Exchange differences on translation of financial statements of foreign operations	91	585	371

Total comprehensive loss for the year	(13,870)	(89,473)	(192,724)

Loss per share
Basic (RMB)	(2.67)	(17.24)	(65.67)
Diluted (RMB)	(2.67)	(17.24)	(65.67)

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended December 31,
	2021		2020
	USD'000	RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(2,966)	(19,079)	(81,639)
Adjustments for
Operating lease charge	1,093	7,032	6,803
Depreciation of property, plant and equipment	12	77	6
Amortization of prepaid expenses	—	—	(2,800)
Write down of inventories (reversal of inventory provision)	(15,430)	(99,237)	(2,301)
Bad debt provision of trade receivables	11,774	75,727	48,468
Share based compensation	156	1,003	817
Interest expense on lease liability	167	1,072	2,336
Operating cash flows before working capital changes	(5,194)	(33,405)	(28,310)
Decrease in inventories	14,773	95,013	136,524
Increase in trade receivables	(10,629)	(68,360)	(114,690)
Decrease (Increase) in other receivables and prepayments	(2,022)	(13,002)	6,664
Decrease in trade payables	123	794	(4,620)
Decrease in unearned revenue	2,416	15,545	(223)
Increase (decrease) in taxes payable	(69)	(441)	3,950
Decrease in accrued liabilities, other payables, and amounts owed to related parties	(85)	(547)	(890)
Cash generated from (used in) operations	(685)	(4,403)	(1,595)
Interest paid	—	—	—
Income tax paid	(5)	(34)	(30)
Net cash generated from (used in) operating activities	(690)	(4,437)	(1,625)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(179)	(1,150)	(46)
Decrease (increase) in restricted cash	—	—	—
Interest received	—	—	—
Net cash generated from (used in) investing activities	(179)	(1,150)	(46)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	(75)	(483)	(236)
Insurance of share capital for equity financing	(61)	(390)	7,956
Warrants exercised	(21)	(136)	—
Advance from related parties	—	—	(7,649)
Net cash generated from (used in) financing activities	(157)	(1,009)	71

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	(1,026)	(6,596)	(1,600)
CASH & EQUIVALENTS, BEGINNING OF YEAR	5,270	34,029	13,482
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	131	447	462
CASH & EQUIVALENTS, END OF YEAR	4,375	27,880	12,344

ANTELOPE ENTERPRISE HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2020		2020
	USD'000	RMB'000	RMB'000
CASH FLOWS FROM OPERATING ACTIVITIES:
Loss before taxation	(13,927)	(89,841)	(193,062)
Adjustments for
Operating lease charge	2,181	14,067	13,082
Depreciation of property, plant and equipment	15	96	12
Amortization of prepaid expenses	—	—	—
Write down of inventories ( reversal of inventory provision)	(15,384)	(99,237)	(2,301)
Bad debt provision of trade receivables	19,463	125,554	150,268
Share based compensation	284	1,835	1,135
Interest expense on lease liability	336	2,166	2,746
Operating cash flows before working capital changes	(7,032)	(45,360)	(28,120)
Decrease in inventories	18,579	119,850	115,395
Increase in trade receivables	(11,704)	(75,499)	(74,714)
Decrease (Increase) in other receivables and prepayments	(3,090)	(19,936)	1,191
Decrease in trade payables	(71)	(461)	(15,826)
Decrease in unearned revenue	2,410	15,545	(619)
Increase (decrease) in taxes payable	(272)	(1,756)	2,922
Decrease in accrued liabilities, other payables, and amounts owed to related parties	(72)	(465)	(497)
Cash generated from (used in) operations	(1,253)	(8,082)	(268)
Interest paid	—	—	—
Income tax paid	(6)	(41)	(45)
Net cash generated from (used in) operating activities	(1,259)	(8,123)	(313)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of fixed assets	(198)	(1,279)	(46)
Decrease (increase) in restricted cash	—	—	2,785
Interest received	—	—	—
Net cash generated from (used in) investing activities	(198)	(1,279)	2,739

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for lease liabilities	(2,395)	(15,447)	(14,841)
Insurance of share capital for equity financing	4,586	29,586	16,045
Warrants exercised	1,590	10,258	—
Advance from related parties	—	—	131
Net cash generated from (used in) financing activities	3,782	24,397	1,335

NET INCREASE (DECREASE) IN CASH & EQUIVALENTS	2,325	14,995	3,761
CASH & EQUIVALENTS, BEGINNING OF YEAR	1,892	12,344	8,212
EFFECT OF FOREIGN EXCHANGE RATE DIFFERENCES	158	541	371
CASH & EQUIVALENTS, END OF YEAR	4,375	27,880	12,344

Source: Antelope Enterprise Holdings Limited

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